

Mail Stop 4631

April 19, 2017

Via E-mail
Ms. Jillian C. Evanko
Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, OH 44125

> **Re: Chart Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-11442**

Dear Ms. Evanko:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ John Cash

                                         John Cash
                                         Accounting Branch Chief
                                         Office of Manufacturing and
                                         Construction